PRESS RELEASE | NASDAQ:IPX | ASX:IPX October 27, 2022

RESULTS OF GENERAL MEETING

IperionX Limited (NASDAQ:IPX, ASX:IPX) (“IperionX” or “Company”) advises that a General Meeting of Shareholders was held today, October 27, 2022, at 9.00am (AWST).

The resolutions voted on were in accordance with the Notice of General Meeting previously advised to the Australian Securities Exchange (“ASX”).

All resolutions were decided on and carried by way of a poll.

In accordance with Section 251AA of the Corporations Act 2001 and ASX Listing Rule 3.13.2, the details of the poll and the proxies received in respect of each resolution are set out in the attached summary.

About IperionX

IperionX’s mission is to be the leading developer of low-carbon, sustainable, critical material supply chains focused on advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s titanium technologies have the potential to produce titanium products which are sustainable, 100% recyclable, low-carbon intensity and at product qualities which exceed current industry standards. The Company also holds a 100% interest in the Titan Project, located in Tennessee, U.S., which is rich in rare earth minerals.

This announcement has been authorized for release by the Company Secretary, Mr. Gregory Swan.

For further information and enquiries please contact:

investorrelations@iperionx.com
+1 704 461 8000

www.iperionx.com

Corporate Office	Tennessee Office	Contact Information
129 W Trade St, Suite 1405 Charlotte, NC 28202	279 West Main St, Camden, TN 38320	www.iperionx.com I info@iperionx.com

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

IperionX Limited
General Meeting
27 October 2022

Resolution	Number of Proxy Votes				Number of Votes cast on the Poll			Result
	For	Against	Abstain	Proxy’s Discretion	For	Against	Abstain
1. Ratify the Issue of Placement Shares under Listing Rule 7.1	14,779,299	31,210	9,942,868	3,000	14,782,299 (99.8%)	31,210 (0.02%)	9,942,868	Carried on vote by poll
2. Ratify the Issue of Placement Shares under Listing Rule 7.1A	14,779,299	31,010	9,943,068	3,000	14,782,299 (99.8%)	31,010 (0.02%)	9,943,068	Carried on vote by poll
3. Issue of Placement Shares to Mr Todd Hannigan	47,718,786	38,330	5,201	3,000	47,721,786 (99.9%)	38,330 (0.01%)	5,201	Carried on vote by poll